UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549
FORM N-18F-1

NOTIFICATION OF ELECTION PURSUANT TO RULE 18f-1 UNDER THE INVESTMENT COMPANY ACT OF 1940

BROWN CAPITAL MANAGEMENT MUTUAL FUNDS
NOTIFICATION OF ELECTION

The undersigned registered open-end investment company hereby notifies the Securities and Exchange Commission (“Commission”) that it elects to commit itself to pay in cash all redemptions by a shareholder of record as provided by Rule 18f-1 under the Investment Company Act of 1940. It is understood that this election is irrevocable while such rule is in effect unless the Commission by order upon application permits the withdrawal of this Notification of Election.

SIGNATURE

Pursuant to the requirements of Rule 18f-1 under the Investment Company Act of 1940, the registrant has caused this notification of election to be duly executed on its behalf in the city of Baltimore and the state of Maryland on the 1st day of December, 2011.

BROWN CAPITAL MANAGEMENT MUTUAL FUNDS
With Respect to each of The Brown Capital
Management Mid-Cap Fund, The Brown Capital
Management Small Company Fund, and The Brown
Capital Management International Equity Fund

By: /s/ Keith A. Lee
Keith A. Lee
Trustee, President and Chief Executive Officer

Attest: /s/ Cecil E. Flamer
Print Name: Cecil E. Flamer
Title: Treasurer and Principal Financial Officer